FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

PROCESS REGARDING THE EXERCISE OF TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) AND THE SETTLEMENT OF PARTICIPATION ORDERS

Regarding the final terms of listing and the characteristics of the Warrants issued in accordance with the provisions of law 3864/2010 and Cabinet Act 38/2012, in combination with Cabinet Act 6/2013, the Bank announces that the date of third exercise (T) is 29 December 2014. The commencement date for filing exercise orders (T-4) is 19 December 2014.

Detailed information on the Warrants’ first exercise is set out in the table below.

WARRANT SPECIFICATIONS

NUMBER OF WARRANTS ISSUED	245,748,459
ISSUE DATE	26/06/2013
COMMENCEMENT DATE FOR FILING EXERCISE ORDERS (T-4)	19/12/2014
3nd EXERCISE DATE (T)	29/12/2014
SETTLEMENT DATE OF EXERCISE ORDERS (T+1)	30/12/2014
SETTLEMENT DATE OF FRACTIONAL RIGHTS	31/12/2014
3nd EXERCISE SHARE PRICE	4.5706
MULTIPLIER (number of NBG shares corresponding to the exercise of 1 warrant)	8.22923881005499

Warrant Exercise Process

Please note that Investors should contact their Securities Account Operator in the Dematerialized Securities System (DSS) and submit their warrant exercise orders from 19/12/2014 (T-4) until 29/12/2014 (T). The number of warrants to be exercised should be freely available in the Investor Securities Account, while upon filing of the exercise order from the Operator with the DSS, this amount will be blocked for the purposes of the exercise.

An exercise order can be cancelled by an order given by Investors to their Operators until day T.

Note that the commencement of the Warrant Exercise Process does not imply any suspension of Warrant trading on the Athens Exchange (ATHEX).

Crediting of shares

The settlement of Warrant exercise orders filed with the DSS until day T, i.e. the crediting of shares corresponding to the exercise against the respective price paid (number of warrants times Multiplier times 3nd Exercise Share Price), will take place on 30/12/2014 (T+1). The crediting of fractional shares, if any, will take place on 31/12/2014 (T+2), in accordance with the relevant provisions of Article 3.4 of Cabinet Act 38/19.11.2012 (Govt. Gazette A 223) and the process set out below.

Exercise through a single order to one Operator

The number of shares corresponding to the Warrants’ exercise is the product of the amount of exercised warrants times the multiplier rounded down to the nearest integer. The consideration will be paid by the Warrant holder, in accordance with the Operator’s instructions.

Exercise through multiple orders to one Operator

If there are more than one exercise orders by the same Warrant holder to the same Operator, any fractional shares will be summed up and then rounded down to the nearest integer. The consideration will be paid by the Warrant holder, in accordance with the Operator’s instructions.

Exercise through multiple Operators

In the event that the investor holds and exercises Warrants through more than one Operator, any fractional shares arising, through one or multiple orders, after each Operator has handled fractional values (according to the above), are summed up and then rounded down to the nearest integer. The consideration will be paid by the Warrant holder, as per the instructions of the Operator with the highest percentage of exercised Warrants for such holder.

Warrant exercise orders made by Investors to their Operators include the fractional shares that may arise as above. Investors are therefore obliged to pay to their Operators the price of the additional shares, if any, that may arise from fractional balances. Beneficiaries will be informed by their Operator about the payment of the consideration of the additional shares, which will be credited to the beneficiaries’ account with the Operator, to whom they have made the relevant payment.

For further information, investors may contact NBG’s Shareholders’ Services Department at (tel.: +30 210 3343415, +30 210 3343421, +30 210 3343436 & +30 210 3343412).

Athens, 16 December 2014

All data and information herein are provided solely for the purposes of information and compliance with legal obligations of National Bank and do not, in any way, constitute provision of investment advice or invitation for investment in the above mentioned securities.

Certain of the information contained herein regarding the warrants are based on the current legislative framework which may change in the future. NBG does not assume any liability for any changes in the legislative framework governing the Warrants.

This press release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. NBG disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

This release is not an offer of securities for sale in the USA, Australia, Canada, South Africa, Japan or in any jurisdiction in which such offer would be unlawful. Securities may not be offered or sold in the USA without registration under the US Securities Act of 1933 (the “Securities Act”), unless they exempt from registration. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. The securities referred to herein have not been and will not be registered under the Securities Act or in accordance with the applicable laws of Australia, Canada, South Africa or Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: December 23rd, 2014

Assistant General Manager Group Finance

/s/ George Angelides
(Registrant)

Date: December 23rd, 2014

Director, Financial Division